July 25, 2014

Deborah O’Neal-Johnson

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Lazard Alternative Strategies 1099 Fund Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 File Nos: 333-196648 and 811-22590

Dear Ms. O’Neal-Johnson,

On behalf of Lazard Alternative Strategies 1099 Fund (the “Fund”), we are hereby transmitting for filing the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 and filing this letter in response to your comments on the Fund’s Registration Statement on Form N-2 filed on June 10, 2014. Below, we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

1. Please add the fund’s registration number, 333-196648, on the facing page of the registration statement.

The registration statement number has been added to the facing page.

2. If applicable, identify any unsold securities covered by the Fund’s previous registration statement in accordance with Rule 415(a)(6) of the Securities Act of 1933 (the “Securities Act”) in a footnote to the registration fee table.

The requested clarification has been made.

3. The disclosure presented in bold font, “The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment,” should include a cross reference to the prospectus that discusses any factors that make the offering speculative or one of high risk. See, Instruction j to Item 1 of Form N-2.

The requested cross-reference has been added.

4. If applicable, disclose in footnote 4 to the fee table the terms and conditions of any recoupments to the Adviser of previously waived fees under the Expense Limitation Agreement. Also, include the Expense Limitation Agreement as an exhibit to the Fund’s registration statement.

The Expense Limitation Agreement does not provide for the Adviser to recoup previously waived fees. The Expense Limitation Agreement is included as exhibit 25(2)(g)(2) to the Registration Statement and was previously filed on October 17, 2013 with the Fund’s POS 8C filing.

5. Notwithstanding the Fund’s fund of hedge fund structure, if substantially all of the Fund’s proceeds will not be invested within 3 months from the offering, disclose how long it is expected to take to fully invest the net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated delay in investing the net proceeds, and the consequences of any delay. See, Item 7.2 of Form N-2.

The disclosure has been revised to say that substantially all of the net proceeds of the offering will be invested within three months from each monthly closing of the offering.

In connection with this filing, and as requested by the Staff, the Fund agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;
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•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff’s comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen

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